NEDBANK GROUP

RECEIVED
2006 MAR 17 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 March 2006



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir



~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the appointment of Nombulelo (Pinky) Moholi as Director of Group Strategy, Marketing and Corporate Affairs.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully



PROCESSED
MAR 17 2006
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary



cc ***Jonathan K Bender, Esq***

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za

PROUDLY SOUTH AFRICAN

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

APPOINTMENT OF SENIOR EXECUTIVE

Nedbank Group is pleased to announce the appointment of Nombulelo ("Pinky") Moholi as Director of Group Strategy, Marketing and Corporate Affairs.

Nombulelo (45) will be responsible for group strategy, marketing, communications and the Nedbank Foundation, and will be joining the Nedbank Group Executive Committee (Group Exco).

She was formerly chief sales and marketing officer of Telkom and a member of the company's executive committee.

After graduating from the University of Cape Town with a bachelor of science degree in electronic engineering, she worked for GEC and Siemens. She joined Telkom in 1994 as general manager of payphones and became group executive: regulatory affairs the following year. Nombulelo was appointed managing executive of international and wholesale services in 1999 and assumed responsibility for the sales and marketing portfolio in 2002.

"As the Nedbank Group continues to adopt an external focus and aggressively seeks to regain market share, Nombulelo's areas of responsibility will become increasingly important in driving the group's strategy," said Tom Boardman, chief executive of Nedbank Group. "She will play a critical role in the ongoing repositioning of Nedbank into a bank that is aspirational yet accessible to all South Africans."

Sandton
8 March 2006

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

14 March 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the sale of the group's stake in State Bank of Mauritius.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully



Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

NEDBANK GROUP – MEDIA RELEASE

NEDBANK GROUP SELLS HOLDING IN STATE BANK OF MAURITIUS

Nedbank Group has entered into an agreement for the disposal of its 20,1% holding in the State Bank of Mauritius, subject to regulatory approval and the fulfillment of various conditions. The group acquired the holding in November 1997.

The sale of this investment for approximately US$50 million will not have any material financial effect on the Nedbank Group.

The disposal forms part of the group's strategy of focusing on its core banking operations. This programme, which was started in early 2004, has now been largely completed, realising proceeds of over R4 billion for the group at a profit in excess of R1 billion.

Sandton
7 March 2006

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital